

SE MMISSION
07001759

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GREAT NATION INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL AVENUE
(No. and Street)



AMARILLO (City) TEXAS (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLOTTE POWELL 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOSHIER, PICKENS & FRANCIS, PC
(Name – *if individual, state last, first, middle name*)

301 S POLK, SUITE 800 (Address) AMARILLO (City) TEXAS (State) 79101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLOTTE POWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT NATION INVESTMENT CORPORATION, as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public



JANET FERGERSON
Notary Public, State of Texas
My Commission Expires
August 06, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2007 and 2006

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2007 and 2006

TABLE OF CONTENTS



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas 79106

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Great Nation Investment Corporation as of March 31, 2007 and 2006, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 24, 2007

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 731,943	$ 712,754
Marketable securities	132,345	-
Receivables, fees	33,055	41,359
Prepaid expenses	177,123	177,860
Total Current Assets	1,074,466	931,973
OTHER ASSETS		
Clearing deposit	25,089	25,068
Other	-	62,100
Total Other Assets	25,089	87,168
Total Assets	$ 1,099,555	$ 1,019,141
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 102,513	$ 84,206
Intercompany payable - National Concord Development Corporation	87,001	50,069
Deferred deposits	113,850	45,000
Deferred fees	21,066	42,925
Deferred income tax liability	6,937	-
Total Current Liabilities	331,367	222,200
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(449,812)	(381,751)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	39,308	-
Total Stockholder's Equity	768,188	796,941
Total Liabilities and Stockholder's Equity	$ 1,099,555	$ 1,019,141

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2007 and 2006

	2007	2006
REVENUE		
Bond underwriting fees	$ 703,935	$ 1,178,451
Brokerage and other fees	1,732,350	2,159,998
Interest income	29,063	18,484
Total Revenue	2,465,348	3,356,933
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,343,194	1,745,531
Management fees	1,159,800	1,566,642
Other general and administrative	42,426	38,540
Total General and Administrative Expenses	2,545,420	3,350,713
Income (Loss) Before Provision for Income Taxes	(80,072)	6,220
PROVISION FOR INCOME TAX (BENEFIT)	(12,011)	933
NET INCOME (LOSS)	(68,061)	5,287
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities	46,245	-
Deferred income tax effect	(6,937)	-
Total Other Comprehensive Income	39,308	-
COMPREHENSIVE INCOME (LOSS)	$ (28,753)	$ 5,287

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2007 and 2006

	Common Stock		Paid-In	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income	Total
Balance at March 31, 2005	1,750	$ 35,000	$ 1,143,692	$ (387,038)	$ -	$ 791,654
Net Income	-	-	-	5,287	-	5,287
Balance at March 31, 2006	1,750	35,000	1,143,692	(381,751)	-	796,941
Net Income (Loss)	-	-	-	(68,061)	39,308	(28,753)
Balance at March 31, 2007	1,750	$ 35,000	$ 1,143,692	$ (449,812)	$ 39,308	$ 768,188

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (68,061)	$ 5,287
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in operating assets:		
Receivables, fees	8,304	55,720
Prepaid expenses	737	(3,517)
Intercompany receivable	-	6,772
Increase (decrease) in operating liabilities:		
Commissions payable	18,307	35,994
Intercompany payable	36,932	(32,724)
Deferred deposits	68,850	(5,100)
Deferred fees	(21,859)	22,302
Cash Provided by Operating Activities	43,210	84,734
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(24,000)	-
Purchase of other assets	-	(22,500)
Clearing deposit	(21)	(41)
Cash Used by Investing Activities	(24,021)	(22,541)
NET INCREASE IN CASH	19,189	62,193
CASH BALANCE AT BEGINNING OF YEAR	712,754	650,561
CASH BALANCE AT END OF YEAR	$ 731,943	$ 712,754

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2007 and 2006.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2007 and 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

Investments are carried at fair value. Fair values are generally based upon quoted market prices or appraised value. Realized and unrealized gains or losses are reflected in the Statements of Income.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax benefit of $12,011 which decreased the intercompany payable for year ended March 31, 2007. The Company increased the intercompany payable and recorded an income tax expense of $933 for the year ended March 31, 2006. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Expenses of the Company

A substantial portion of the administrative expenses of the Company were paid by the Parent and are not reflected in the accompanying financial statements. Such expenses include, but are not limited to, the following: rent, salaries and related employees' benefits, utilities, travel, and office supplies. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2007 and 2006, the Company had net capital of $537,698 and $515,622, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 4 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities.

The Company's deferred tax liability at March 31, 2007 and 2006 was $6,937 and $0, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the balance sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose from unrealized gains on available-for-sale securities. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determing comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2007 and 2006 are as follows:

	2007	2006
Federal		
Current taxes (benefit)	$ (12,011)	$ 933
Provision for income taxes (benefit)	$ (12,011)	$ 933

State income (franchise) taxes of $1,979 and $2,075 for years ended March 31, 2007 and 2006, respectively, are included in other general and administrative expenses in the Statements of Income.

NOTE 5 - AVAILABLE-FOR-SALE SECURITIES:

The following is a summary of available-for-sale securities at March 31:

	2007	2006
Marketable securities, at cost	$ 86,100	$ -
Cumulative unrealized gains	46,245	-
Carrying value	$ 132,345	$ -

The unrealized gains are reported as accumulated other comprehensive income in stockholder's equity and the statements of income. The available-for-sale securities are reported as marketable securities in the current assets of the balance sheets.

NOTE 6 - SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:

Other assets of $62,100 consisting of warrants were converted into marketable securities (4,500 shares of NASDAQ Stock Market, Inc.) during the year ended December 31, 2006. Cash of $24,000 was paid on the conversion and purchase of shares.

SUPPLEMENTARY INFORMATION



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2007 and 2006 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 24, 2007

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2007 and 2006

Schedule 1

	2007	2006
Stockholder's equity from balance sheet	$ 768,188	$ 796,941
Less non-allowable assets from balance sheet	(210,178)	(281,319)
Less haircuts on securities computed pursuant to Rule 15c3-1	(20,312)	-
Net capital	537,698	515,622
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 437,698	$ 415,622

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2007 and 2006

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2007 and 2006

Schedule 3

	2007	2006
Balance per Company's computation	$ 532,624	$ 524,895
Effect of adjustments to Company's books and accounts	5,074	(9,273)
Balance per Schedule 1	$ 537,698	$ 515,622

END